UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of) Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. Retirement

and Savings Plan

Employer ID No.: 20-0563684

Plan Number: 003

Financial Statements as of December 31, 2015 and

2014, and for the Year Ended December 31, 2015,

Supplemental Schedule as of and for the Year Ended

December 31, 2015, and Independent Auditors’

Report

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC U.S.A. Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 24, 2016

1

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments — at fair value	$1,869,318,010	$1,939,329,625

Total participant directed investments	1,869,318,010	1,939,329,625
Receivables:
Notes receivable from participants	20,433,499	19,559,878
Employer matching fixed contribution	3,468,724	3,829,347

Total receivables	23,902,223	23,389,225

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,893,220,233	$1,962,718,850

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

INVESTMENT INCOME:
Dividends and interest	$69,510,700
Net appreciation(depreciation) in fair value of investments (Note 3)	(122,275,388)

Net investment income	(52,764,688)

INTEREST INCOME — Notes receivable	866,739

CONTRIBUTIONS:
Participant	89,545,171
Participant rollover	13,419,999
Employer — fixed matching — net of forfeitures of $2,077,165	38,738,786

Total contributions	141,703,956

DEDUCTIONS:
Benefits paid to participants	(158,799,994)
Administrative expenses	(504,630)

Total deductions	(159,304,624)

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(69,498,617)

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,962,718,850

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,893,220,233

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Capital Markets, the U.S. office of Royal Bank of Canada, RBC Real Estate Finance Inc., and RBC Bank (Georgia) (the “RBC Companies” or “Plan Sponsor” or “the Company”) in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”). Fidelity Investments Institutional Operations Company, Inc. is the Plan’s “Administrator” and Fidelity Management Trust Company is the Plan’s “Trustee”.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. Eligible employees receive employer matching contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who have attained age 50 before the end of the plan year may also elect to make pretax and/or Roth 401(k) catch-up contributions up to 25% of compensation. Catch-up contributions were subject to an annual limit of $6,000 under Internal Revenue Service (IRS) regulations during 2015. Catch-up contributions are not subject to RBC Companies’ matching contributions. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant’s pretax contribution or after-tax Roth 401(k) contribution, up to a maximum of 6% of participant compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate JPMorgan SmartRetirement fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Financial Consultants, Financial Advisors, Branch Directors, Regional Directors, Divisional Directors or Complex Directors employed by RBC Capital Markets, LLC, are not eligible for fixed matching contributions. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for fixed matching contributions.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings and losses are allocated based on participant balances in each fund.

Investments — Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 26 investment options, including the Fidelity BrokerageLink investment option. The Fidelity BrokerageLink investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund (the Company’s unitized common stock fund which invests in RBC shares) into one or more other investment funds.

The various investment options available to the participants include the RBC Stock Fund, mutual funds including target date funds, common collective trusts and Fidelity BrokerageLink.

Vesting — Participants are immediately vested in their pretax contributions, Roth 401(k) contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the fixed employer matching contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability, attaining retirement age, or if the Plan is terminated.

Forfeitures — After a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited at the time the participant takes a distribution from the Plan. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $2,077,165 were used to reduce RBC Companies’ contributions for the Plan year ended December 31, 2015. Forfeiture account balances were $3,628,828 and $3,609,041 as of December 31, 2015 and 2014, respectively.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Notes Receivable from Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.25% to 9.5%. Loans are due at various dates through 2031. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

Payment of Benefits — Upon termination of employment, participants may generally request a lump-sum distribution of the employee pretax, Roth 401(k) and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax, Roth 401(k), after-tax, catch-up, Roth catch-up and rollover contributions (excluding investment earnings on pretax, Roth 401(k), catch-up and Roth catch-up contributions) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Participants may withdraw vested matching amounts that have been in their account for at least 24 months. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out for the year ended December 31, 2015, and included in benefits paid to participants, was $1,022,404.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year. In the event of a delinquent participant contribution, appropriate lost earnings are determined and recorded in the effected participant’s account to make the participant whole.

Benefits Paid to Participants — Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid as of December 31, 2015.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. The RBC Stock Fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II (the “Portfolio”) is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Fair value of the Portfolio is the NAV of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Trustee and the Plan Sponsor. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

New Accounting Standards — In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-12 (Part I), (ASU 2015-12), Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965). ASU 2015-12 is effective for entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. The Plan’s Portfolio includes a stable value fund which invests in fully benefit-responsive investment contracts (FBRIC). ASU 2015-12 clarified that these indirect holdings, which were reported as FBRIC in prior years, should no longer be presented as such but they may qualify for the practical expedient to measure at net asset value in Accounting Standards Codification Top 820 Fair Value Measurement (ASC 820). The adoption of ASU 2015-12 has resulted in the reclassification of $2,654,559 related to the adjustment from fair value to contract value for fully benefit-responsive common collective trust fund within its Statement of Net Assets Available for Benefits as of December 31, 2014.

In May 2015, FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate NAV Per Share (or its Equivalent) (ASU 2015-07). ASU 2015-07 is effective for entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by ASC 820. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient.

Management did early adopt both ASU2015-07 and ASU2015-12 in the current year. Comparatives were restated.

3.	INVESTMENTS

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by ($122,275,388).

The following summarizes the components of the RBC Common Stock Fund, at December 31, 2015 and 2014:

	2015	2014
Royal Bank of Canada Common Stock Fund:
Royal Bank of Canada common stock	$283,024,830	$359,758,966
Fidelity institutional cash money market funds	7,793,638	9,328,552
Net payables	(131,258)	—
Net receivables	—	163,121

Total	$290,687,210	$369,250,639

4.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the Trustee as defined by the Plan. Additionally certain plan investments are shares of mutual funds managed by RBC. RBC is the Plan Sponsor. These transactions qualify as exempt party-in-interest transactions, as defined by ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2015 and 2014, the Plan held 5282,285 and 5,208,191 shares, respectively, of common stock of RBC, with a cost basis of $214,141,219 and $201,168,614 respectively. During the year ended December 31, 2015, the Plan recorded dividend income of $12,612,193 from the RBC Common Stock Fund. These transactions qualify as exempt party-in-interest transactions. During 2015 and 2014, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2015	2014
Number of common shares purchased	309,300	58,300
Cost of common shares purchased	$18,549,452	$3,634,101
Number of common shares sold	235,206	193,206
Market value of common shares sold	$14,616,267	$13,040,693
Cost of common shares sold	$5,810,055	$4,542,355

The Company remitted participant contributions of $4,923 to the trustee on various dates in 2015 and 2016 which were later than required by Department of Labor (DOL) Regulation 2510.3 102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded in an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$290,722,089	$—	$—	$290,722,089
Mutual funds	804,207,540	—	—	804,207,540
Personal directed brokerage accounts	56,193,800	—	—	56,193,800

Total assets in the fair value hierarchy	1,151,123,429	—	—	1,151,123,429

Investments measured at net asset value(a)(b)				718,194,581
Investments at fair value	$1,151,123,429	$—	$—	$1,869,318,010

	2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$369,250,639	$—	$—	$369,250,639
Mutual funds	837,363,161	—	—	837,363,161
Personal directed brokerage accounts	53,129,827	—	—	53,129,827

Total assets in the fair value hierarchy	1,259,743,627	—	—	1,259,743,627

Investments measured at net asset value(a)(b)				679,585,998

Total assets in the fair value	$1,259,743,627	$—	$—	$1,939,329,625

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

(b) In accordance with ASU 2015-12, indirect holdings, which were reported as FBRIC in the prior year, are no longer presented as Level 2 mutual funds but included in the Investments measured at Net Asset Value. Schedule of 2014 has been restated to reflect such a change.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds (including Stable Value Fund) — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

7. NAV PER SHARE

The following tables set forth a summary of the Plan’s investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2015
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Managed Income Portfolio II Class 3	$172,862,881	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust	216,320,395	—	Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool	168,442,027	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend Inc Fund C	7,669,181	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2015 C	6,217,822	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2020 C	22,275,304	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2025 C	19,194,116	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2030 C	22,185,312	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2035 C	22,759,690	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2040 C	23,205,869	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2045 C	17,512,853	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2050 C	13,252,275	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2055 C	6,296,856	—	Immediate	None	None

Total	$718,194,581	$—

*The fair value of the investments have been estimated using the net asset value of the investments’ underlying assets.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2014
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Managed Income Portfolio II Class 3	$181,785,912	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust	196,918,162	—	Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool	162,611,081	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend Inc Fund C	6,828,045	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2015 C	7,525,541	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2020 C	19,344,665	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2025 C	15,915,163	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2030 C	20,217,300	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2035 C	20,079,317	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2040 C	19,580,385	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2045 C	13,741,796	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2050 C	11,016,328	—	Immediate	None	None
JPMCB SmartRetirement Passive Blend 2055 C	4,022,303	—	Immediate	None	None

Total	$679,585,998	$—

*The fair value of the investments have been estimated using the net asset value of the investments’ underlying assets.

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the RBC Companies by a letter dated January 30, 2014, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

******

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 20-0563684) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2015

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Cost **	Current Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $214,141,219)		$283,024,830
Fidelity Management Trust Co.*	Fidelity Institutional Cash Money Market Fund		7,662,380
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II		172,862,881
T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Trust Class C		216,320,395
Invesco Advisers, Inc.	Invesco Comstock Fund		108,277,877
Fidelity Management Trust Co.*	Spartan Extended Market Index Fund		77,099,873
Fidelity Management Trust Co.*	Spartan Global ex U.S. Index Fund		5,757,648
Capital Research & Management Company	American Funds American Balanced Fund		150,971,612
Fidelity Management Trust Co.*	Fidelity US Equity Index Commingled Pool		168,442,027
T. Rowe Price Associates, Inc.	T. Rowe Price Institutional Mid-Cap Equity Growth Fund		88,690,664
Fidelity Management Trust Co.*	Spartan US Bond Index Fund		72,679,159
Capital Research & Management Company	American Funds EuroPacific Growth Fund		126,195,619
RBC Global Asset Management (U.S.) Inc.*	RBC SMID Cap Growth I		23,030,899
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund		57,278,966
American Beacon Advisors, Inc.	American Beacon Small Cap Value		61,716,861
BlackRock Advisors LLC	BlackRock Global Allocation		32,508,362
JP Morgan Asset Management	JPMCB SmartRetirement Passive Blend Income Fund C		7,669,181
JP Morgan Asset Management	JPMCB SR PB 2015 C		6,217,822
JP Morgan Asset Management	JPMCB SR PB 2020 C		22,275,304
JP Morgan Asset Management	JPMCB SR PB 2025 C		19,194,116
JP Morgan Asset Management	JPMCB SR PB 2030 C		22,185,312
JP Morgan Asset Management	JPMCB SR PB 2035 C		22,759,690
JP Morgan Asset Management	JPMCB SR PB 2040 C		23,205,869
JP Morgan Asset Management	JPMCB SR PB 2045 C		17,512,853
JP Morgan Asset Management	JPMCB SR PB 2050 C		13,252,275
JP Morgan Asset Management	JPMCB SR PB 2055 C		6,296,856
Fidelity Management Trust Co.*	Fidelity BrokerageLink		56,193,800
Participant loans*	Interest rates of 4.25% to 9.5% due at various dates through 2029		20,433,499

Total investments			$1,889,716,630

*	Known to be a party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2015
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain December 2014 participant contributions deposited 258 days late	$—	$75	$—	$—
Certain January 2015 participant contributions deposited 197 days late	—	196	—	—
Certain January 2015 participant contributions deposited 212 days late	—	313	—	—
Certain January 2015 participant contributions deposited 228 days late	—	75	—	—
Certain January 2015 participant contributions deposited 243 days late	—	75	—	—
Certain February 2015 participant contributions deposited 79 days late	—	90	—	—
Certain February 2015 participant contributions deposited 169 days late	—	196	—	—
Certain February 2015 participant contributions deposited 183 days late	—	196	—	—
Certain February 2015 participant contributions deposited 200 days late	—	75	—	—
Certain February 2015 participant contributions deposited 214 days late	—	75	—	—
Certain March 2015 participant contributions deposited 137 days late	—	196	—	—
Certain March 2015 participant contributions deposited 155 days late	—	196	—	—
Certain March 2015 participant contributions deposited 168 days late	—	75	—	—
Certain March 2015 participant contributions deposited 186 days late	—	75	—	—
Certain April 2015 participant contributions deposited 107 days late	—	196	—	—
Certain April 2015 participant contributions deposited 122 days late	—	196	—	—
Certain April 2015 participant contributions deposited 138 days late	—	75	—	—
Certain April 2015 participant contributions deposited 153 days late	—	75	—	—
Certain April 2015 participant contributions deposited 158 days late	—	600	—	—
Certain May 2015 participant contributions deposited 109 days late	—	75	—	—
Certain May 2015 participant contributions deposited 123 days late	—	75	—	—
Certain May 2015 participant contributions deposited 78 days late	—	196	—	—
Certain May 2015 participant contributions deposited 92 days late	—	196	—	—
(Continued)

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2015
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
(Continued)
Participant Contributions Transferred Late to Plan
Certain June 2015 participant contributions deposited 46 days late	$—	$196	$—	$—
Certain June 2015 participant contributions deposited 61 days late	—	196	—	—
Certain June 2015 participant contributions deposited 77 days late	—	75	—	—
Certain June 2015 participant contributions deposited 92 days late	—	75	—	—
Certain July 2015 participant contributions deposited 31 days late	—	196	—	—
Certain July 2015 participant contributions deposited 46 days late	—	75	—	—
Certain July 2015 participant contributions deposited 62 days late	—	75	—	—
Certain August 2015 participant contributions deposited 15 days late	—	75	—	—
Certain August 2015 participant contributions deposited 32 days late	—	75	—	—
Certain September 2015 participant contributions deposited 30 days late	—	296	—	—

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2014
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain December 2014 participant contributions deposited 238 days late	$—	$89	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 24, 2016
(Registrant/Issuer)

Steven Decicco
Chief Financial Officer

Ndikum Chi
Senior Manager, Payroll, and Internal Controls

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 on Form S-8 of our report dated June 24, 2016, relating to the financial statements and financial statement schedules of RBC U.S.A. Retirement and Savings Plan appearing in this Annual Report on Form 11-K of RBC U.S.A. Retirement and Savings Plan for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

New York, NY

June 24, 2016